April 12, 2017

TSX: SAM

Starcore repays $4.5 million bonds

Vancouver, British Columbia – Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) announces that it has repaid outstanding secured bonds in the aggregate principal amount of CDN$4.5 million (the “Bonds”) (see news releases of November 17, 2015 and November 11, 2016.). The Bonds were to mature on May 12, 2017. As provided for by the terms of the Bonds, Starcore elected an early repayment of the Bonds, with total payout of Cdn$4,678,520.55, which included interest in the amount of Cdn$178,520.55. After this Bond repayment, the Company has an approximate cash balance of Cdn$10.1 million dollars, or $0.2055 per share, due largely to the recent closing of the sale of the San Pedrito real estate asset (see news release of March 22, 2017).

“We are pleased to have met our obligations to the Bond holders,” said Robert Eadie, President & CEO of the Company. “Our investors and financiers have been exceptional partners for Starcore and have supported our aspirations for growth. We will continue to develop these alliances as we forge ahead with our plans for increasing shareholder value.”

The Company also reports that David Gunning has resigned as a director and Chief Operating Officer of the Company. Ralf Kleine, who has been involved in Starcore’s San Martin Mine operations since 2010, assumes the position of Interim COO. (See news release of April 15, 2010 for Mr. Kleine’s background.) Mr. Kleine has served as technical consultant at the mine, as well as having assumed the position of President of Starcore in 2010 and 2011.

The Board of Directors, on behalf of the shareholders, extends its gratitude to Mr. Gunning for his years of dedication and commitment to Starcore, and wishes him well in his new endeavours.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

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ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.